UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 25, 2015

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 10th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Nobuyuki Hirano President & Group CEO
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 10th Fiscal Year (from April 1, 2014 to March 31, 2015), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Third Item of Business)>

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2014 was decided at ¥9 per share (which, together with the interim dividend, resulted in the annual dividend being ¥18 per share for the fiscal year 2014). The date on which such appropriation of surplus becomes effective was decided to be June 25, 2015.

Second Item of Business	Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of amendments to the Articles of Incorporation are as follows.

(1)	As the Company evolves and undergoes reform as a global financial group, it decided to become a company with three committees in order to separate executive and oversight functions, strengthen its Board of Directors’ oversight functions and further improve its corporate governance structure. Accordingly, changes were made to its Articles of Incorporation, including additional provisions related to each committee and executive officers, and the removal of provisions related to Corporate Auditors and the Board of Corporate Auditors.

(2)	The following amendments were made with respect to the First Series of Class 5 and Class 11 Preferred Shares, all of which have already been cancelled.

(i)	The aggregate number of shares authorized to be issued by the Company was decreased, and the aggregate number of the First Series of Class 5 and Class 11 Preferred Shares authorized to be issued was deleted.

(ii)	The descriptions with respect to the First Series of Class 5 and Class 11 Preferred Shares in the provisions concerning preferred dividends, preferred interim dividends and distribution of residual assets were deleted. Provisions for acquisitions of the First Series of Class 5 Preferred Shares were deleted. Provisions for acquisition rights and conversion of First Series of Class 11 Preferred Shares were deleted.

(3)	Due to the Act to Amend the Corporate Law (Act No. 90 of 2014) taking effect on May 1, 2015, changing the range of corporate officers who can conclude liability limitation contracts, provisions (Article 34 of the Proposed Amendments) were changed to ensure that Directors who do not execute business but would be newly enabled to conclude liability limitation contracts would be able to fully carry out their expected duties.

(4)	Changes were made to provisions for the preceding and other items.

Third Item of Business	Election of 17 (Seventeen) Directors

This item was approved and resolved as originally proposed. Messrs. Kiyoshi Sono, Tatsuo Wakabayashi, Takashi Nagaoka, Nobuyuki Hirano, Tadashi Kuroda, Kunie Okamoto, Tsutomu Okuda and Mses. Yuko Kawamoto and Haruka Matsuyama were reelected and reappointed as Directors, and Messrs. Takashi Oyamada, Muneaki Tokunari, Masamichi Yasuda, Takashi Mikumo, Takehiko Shimamoto, Hiroshi Kawakami, Yukihiro Sato and Akira Yamate were newly elected and appointed as Directors.

Messrs. Kunie Okamoto, Tsutomu Okuda, Hiroshi Kawakami, Yukihiro Sato, Akira Yamate and Ms. Haruka Matsuyama are the Outside Directors set out in Article 2, Item 15 of the Company Law.

<Proposal by Shareholders (from Fourth Item of Business to Fifth Item of Business)>

Fourth Item of Business	Partial Amendments to the Articles of Incorporation (Ban on Gender Discrimination)

This item was not approved.

Fifth Item of Business	Partial Amendments to the Articles of Incorporation (Setting Maximum Limit for Stock Name Transfer Fees on Margin Trading at Securities Subsidiaries)

This item was not approved.

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